Gregory F. Holt

365 Canal Place, Suite 1410

New Orleans, Louisiana 70130

Office 504-561-6163 ext 272 Fax 504 679-7590

March 31th, 2011

Mr. Francis P. Jenkins

Chairman of the Board of Directors

Westway Group Inc.

365 Canal Street

New Orleans

La 70133

Dear Francis

This letter will confirm my resignation from the Board of Directors of Westway Group Inc. and as previous advised to you, explain more fully my reasons for doing so.

Regrettably, this is due to the pressure of other personal and business matters and my believe that it is important for you and the board to board to replace me with others, who can provide the time effort and ability to help move the company forward.

I believe that the audit committee has been most diligent in conducting the basic governance procedures and required fiduciary oversight for the company also members of the committee have worked very closely with the appropriate members of the management team. However, as you are very well aware, I equally believe that, the main review Board should address certain key points, which I have raised with you on several occasions. These will only enhance and substantially improve the underlying share value if any action would be taken.

These points are as follows

A substantial improvement of leadership on the board and senior management to also include the addition of a top flight chief operating officer, possessing the independence and skills to not only manage, but to work in the identification and evaluation of strategic growth opportunities. This, enhanced team should then have the ability to set achievable realistic operating and financial goals for the company.

Regarding related party transactions, I have recommended to you and the board that an independent annual forensic audit be put in place to create an in-depth analysis of the markets and pricing structure of the Molasses Supply Agreement with ED&F Man, which under-pins the operating results of the feed division. You have stated that you would consider this and I understand that you are now moving ahead to put this in place.

With regards to the market capitalization and minority interest, I have strongly urged that the board take action to substantially increase the float of common stock in the market place.

With regards to the market capitalization and minority interest, I have strongly urged that the board take action to substantially increase the float of common stock in the market place.

Further, given the previously stated alignment of interest between the main board members, I have recently made a personal recommendation to you, to expand the board and appoint at least two more independent directors to more fully represent the interests of the minority shareholders group.

Francis, the company has great potential, a bright future and leadership is everything, both on the Board of Directors and in top management. I hope that you will take the measures that are needed. I remain a shareholder but regret that I cannot help you further and must devote my efforts to other matters. I wish the company every success.

Sincerely,

Gregory F. Holt

CC.

Messer's:

John E. Toffolon

Phillip A. Howell

Wayne N. Driggers

George K. Moshenek

James B. Jenkins CEO

Thomas Masilla CFO

Leon J. Reymond, Esq. Stone Pigman

Leonard Gubar, Esq. DLA Piper.